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                              EXHIBIT 5


                  ARTICLE V OF THE COMPANY'S BYLAWS

                              ARTICLE V

                    COMPENSATION; INDEMNIFICATION

     5.1  DIRECTORS' FEES AND EXPENSES

          5.1.1 COMPENSATION. Directors and committee members may receive such compensation, if any, for their services, and may be reimbursed for expenses incurred by them on behalf of the Corporation, in the manner and to the extent provided in resolutions duly adopted by the Board of Directors.

          5.1.2. OFFICER COMPENSATION. This Section 5.1 shall not preclude any director from also serving as an officer, employee or agent of the Corporation and receiving compensation from the Corporation for such services.

     5.2  COMPENSATION OF OFFICERS

          The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors or by the Chairman of the Board, subject to any rights of the officer pursuant to any employment contract between that officer and the Corporation.

     5.3  INDEMNIFICATION OF AGENTS

          5.3.1 RIGHT TO INDEMNIFICATION. Each person who was or is made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director, officer or employee of the Corporation of is or was serving at their request of the Corporation as a director, officer or employee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the Corporation in the fullest extent authorized by Delaware Law, as the name exists or may hereafter by amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide prior to such amendment) against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and amounts expended in seeking indemnification granted as such person under applicable law, this Bylaw or any agreement with the Corporation; reasonably incurred or suggested by such person in connection therewith and such indemnification shall continue as to person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and

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the Corporation shall indemnify and such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only of such action, suit or proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Such right shall be a contract right, shall attach even if such indemnification would otherwise be discretionary under Delaware Law, and shall include the right to be paid, by the Corporation, expenses incurred in defending any such proceeding in advance of its final disposition; PROVIDED, HOWEVER, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by a director or officer of the Corporation in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director of officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

          5.3.2     RIGHT OF CLAIMANT TO BRING SUIT.  If a claim under
Section 5.3.1 is not paid in full by the Corporation within twenty (20) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses, incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this Corporation) that the claimant has not met the standards of conduct which makes it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has med the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

          5.3.3 NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person in Section 5.3.1 and 5.3.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

          5.3.4 INDEMNIFICATION CONTRACTS. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than those provided for in this
Article V.

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          5.3.5     INSURANCE.  The Corporation shall maintain insurance to
the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

          5.3.6 EFFECT OF AMENDMENT. Any amendment, repeal or modification of any provision of this Article V by the stockholders and the directors of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such amendment, repeal or modification.

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